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OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CPFG SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 INDEPENDENCE CIR. #101
(No. and Street)

CHICO (City) CA (State) 95973 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MISTRETTA ASSOCIATES
(Name – *if individual, state last, first, middle name*)

816 21ST STREET (Address) SACRAMENTO (City) CA (State) 95811 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LOURIE DROUILLARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPFG SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title



COURTNEY L. HAMBLIN
COMM. # 1690020
NOTARY PUBLIC-CALIFORNIA
COUNTY OF BUTTE
Comm. Expires Aug. 27, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER: CPFG SECURITIES, INC. [13]

SEC FILE NO.: 8-67770 [14]

FIRM I.D. NO.: 146003 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

55 INDEPENDENCE CIR. #101 [20]
(No. and Street)

CHICO [21] CA [22] 95973 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/09 [24]

AND ENDING (MM/DD/YY): 12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LOURIE DROUILLARD [30]

(Area Code) — Telephone No.

(530)892-1284 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 25th day of Feb 2010

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

MISTRETTA ASSOCIATES [70]

ADDRESS

816 21ST STREET [71]	SACRAMENTO [72]	CA [73]	95811 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER [1] CPFG SECURITIES, INC. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/09 [99]
SEC FILE NO. 8-67770 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 12,155	200			$ 12,155	750
2. Receivables from brokers or dealers:						
A. Clearance account [3]		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600	[7]	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities [4]		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost [2] $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			[6]	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680	[8]	920
11. Other assets CRD account & prepaid expense		535	1,835	735	1,835	930
12. TOTAL ASSETS [5]	$ 12,155	540	$ 1,835	740	$ 13,990	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC. as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▼10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ [1760]

Ownership Equity		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		3 [1792]
C. Additional paid-in capital		350,992 [1793]
D. Retained earnings		(337,005) [1794]
E. Total		[1795]
F. Less capital stock in treasury		▼16 ([1796])
24. TOTAL OWNERSHIP EQUITY		$ 13,990 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 13,990 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC. as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 13,990	3480
2. Deduct ownership equity not allowable for Net Capital [19]			( )	3490
3. Total ownership equity qualified for Net Capital			13,990	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 13,990	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 1,835	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(1,835)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions [20]			$ 12,155	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities [18]		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 12,155	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC. as of 12/31/09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6⅔% of line 19)	$ 0	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 7,155	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$ 12,155	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	3790
17.	Add:				
	A. Drafts for immediate credit 21	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC.

For the period (MMDDYY) from [24] 1/1/09 [3932] to 12/31/09 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions	[25]		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	[26]		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue interest income		6	3995
9. Total revenue		$ 6	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		1,955	4195
15. Other expenses		10,264	4100
16. Total expenses		$ 12,219	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (12,213)	4210
18. Provision for Federal income taxes (for parent only)	[28]		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (12,213)	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ (1,334)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC.

For the period (MMDDYY) from 1/1/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 7,203	4240
A. Net income (loss)			(12,213)	4250
B. Additions (Includes non-conforming capital of	29 $	4262)	19,000	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 13,990	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30	$	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)		$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CPFG SECURITIES, INC. as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — ~~$2,500~~ capital category as per Rule 15c3-1 5,000	X	4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335]		4570
D. (k)(3) — Exempted by order of the Commission (include copy of letter)		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

CPFG SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
Year ended December 31, 2009

MISTRETTA ASSOCIATES

M Certified Public Accountants
Financial Management Consultants

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95811
916-497-0676
916-497-0677 - Fax

Robert Mistretta, CPA, MBA

To the Board of Directors
CPFG Securities, Inc.
Chico, California

I have audited the accompanying balance sheet of CPFG Securities, Inc., as of December 31, 2009 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPFG Securities, Inc., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Also, I have prepared and examined the supplementary schedules (Form X-17a-5(a)) which follow the notes to the aforementioned financial statements and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Mistretta Associates

January 28, 2010

CPFG SECURITIES, INC.
BALANCE SHEET
December 31, 2009

ASSETS

Current Assets	
Cash	$ 12,155
Prepaid expenses	1,835
Total Current Assets	$ 13,990

SHAREHOLDER'S EQUITY

Shareholder's Equity	
Common Stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding	$ 3
Additional Paid in Capital	350,992
Retained Earnings (Accumulated Deficit)	(337,005)
Total Shareholder's Equity	$ 13,990

See accompanying notes and auditor's report.

CPFG SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
Year ended December 31, 2009

Expenses	
Regulatory fees	$ 1,955
Insurance	2,901
Accounting	5,650
Legal fees	89
Licenses and fees	607
Bank charges	235
Total Operating Expenses	11,437
Net Income (Loss) From Operations	(11,437)
Interest Income	6
Loss Before Income Taxes	(11,431)
Income Tax Expense	782
Net Income (Loss)	$ (12,213)

See accompanying notes and auditor's report.

CPFG SECURITIES, INC
STATEMENT OF CASH FLOWS
Year ended December 31, 2009

Increase (Decrease) in Cash and Cash Equivalents	
Cash Flows From Operating Activities	
Net Income (loss)	$ (12,213)
Adjustments to reconcile net income to net cash used by operating activities:	
Changes in assets and liabilities:	
Increase in prepaid expenses	(1,810)
Total Adjustments	(1,810)
Net Cash Used By Operating Activities	(14,023)
Cash Flows From Financing Activities	
Capital Contributed	19,000
Net Cash Provided by Financing Activities	19,000
Net Increase (Decrease) in Cash	4,977
Cash and Cash Equivalents, December 31, 2008	7,178
Cash and Cash Equivalents, December 31, 2009	$ 12,155

Supplementary Disclosure of Cash Flow Information

Cash paid during the year for:

Income taxes	$ 782
Interest	$ -

Disclosure of Accounting Policy

For purposes of the Statement of Cash Flows, the Corporation considers all highly-liquid investments readily convertible to known amounts of cash as cash equivalents.

See accompanying notes and auditor's report.

Note 1: Summary of Significant Accounting Policies

The following items comprise the significant accounting policies of the Corporation. The policies reflect industry practices and conform to generally accepted accounting principles.

Organization

CPFG Securities, Inc. (the Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Corporation is engaged in a single line of business as a securities broker-dealer in variable universal life insurance policies. The Company is a Delaware corporation that is wholly-owned subsidiary of Capital Partners Funding Group. Capital Partners Funding Group established and has continued to contribute capital to the Company so that it will be available to broker variable universal life insurance policies for a charitable endowment program. The program was not yet operating as of December 31, 2009.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market accounts, with maturities of 90 days or less when acquired. Cash is deposited in bank accounts insured by the Federal Depository Insurance Corporation. It is customary for balances to temporarily exceed the insurance limits.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax benefits are reduced by a valuation allowance for any benefits that, in the opinion of management, are not likely to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Corporation is required to maintain net capital of not less than $5,000; at December 31, 2009, the Corporation had net capital of $12,155.

Note 3: Income Tax Provision

The provision for income taxes for the year ended December 31, 2009, consists of State income tax expenses of $782.

For the year ended December 31, 2009, the Company has available net operating loss carryforwards totaling approximately $342,000 and $226,000 to offset future federal and California taxable income, respectively. The net operating loss carryfowards begin to expire in 2022 and 2012, respectively.

Note 4: Related Party Transactions

The Corporation has entered into a management services agreement with its parent company, Capital Partners Funding Group whereby, upon commencement of the Corporation's operations, it will reimburse Capital Partners Funding Group for the cost of providing administrative services, personnel, and facilities. As of December 31, 2009, the management of Capital Partners Funding Group and the Corporation have not deemed the Corporation to have commenced operations and, accordingly, no expenses have been recorded in connection with the agreement.

CPFG SECURITIES, INC.
December 31, 2009

CPFG Securities, Inc. does not retain customer funds or customer securities. The following schedules are inapplicable and thus have not been prepared:

- Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3
- A Reconciliation pursuant to Rule 17a-5(d)(4)

M MISTRETTA ASSOCIATES
Certified Public Accountants – Financial Management Consultants

816 21st Street
Sacramento, CA 95811
916-497-0676
916-497-0677 - Fax

Robert Mistretta, CPA, MBA

SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors
CPFG Securities, Inc.
Chico, California

I have examined the financial statements of CPFG Securities, Inc. for the year ended December 31, 2009 and have issued my report thereon dated January 28, 2010. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system. The Corporation is exempt from compliance with Rule 15c3-3. No facts came to my attention indicating that the conditions of the exemption had not been complied with during the period. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgment by Management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by Management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding instructions, mistakes of judgment, carelessness, or other personnel factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented

intentionally by Management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2009, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weakness that I believe to be material except that often substantially all accounting functions are performed or directed by one individual and supervised or intermittently reviewed by managers. This lack of segregation of duties allows opportunity for accounting improprieties to occur without collusion. Although not a formal control, management has full access to all accounting records and is extremely familiar with the transactions and business activities of the Corporation.

Mitsuta Associates

January 28, 2010